Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.	Name and Address of Company

Almaden Minerals Ltd. (“Almaden” or the “Company”)

210 - 1333 Johnson Street
Vancouver, British Columbia
V6H 3R9

ITEM 2.	Date of Material Change

July 11, 2025

ITEM 3.	News Release

A news release was issued and disseminated via GLOBE NEWSWIRE by the Company on July 11, 2025.

ITEM 4.	Summary of Material Change

Almaden closed the sale of certain assets comprising the Rock Creek Mill for aggregate gross proceeds of US$9,700,000. 15% of the Purchase Price was payable as a commission by Almaden to an equipment sales broker.

With the completion of the sale, Almaden announced it would proceed with the early repayment of the outstanding gold loan pursuant to the secured gold loan agreement, as amended (“Gold Loan”), between Almaden and Almadex Minerals Ltd. (“Almadex”) (see press release dated May 22, 2025).

ITEM 5.	Full Description of Material Change

Almaden closed the sale of certain assets comprising the Rock Creek Mill to Metals Exploration PLC (LSE AIM: MTL) (the “Transaction”) and received aggregate gross proceeds of US$9,700,000 (the “Purchase Price”) (see press release dated March 3, 2025). 15% of the Purchase Price was payable as a commission by Almaden to an equipment sales broker.

With the completion of the Transaction, Almaden announced it would proceed with the early repayment of the Gold Loan by the return of the undrawn gold balance of 397 ounces, along with physical delivery of gold bullion of 99.99% purity to Almadex representing the outstanding loan balance (including accrued interest and standby fees) of USD$5,194,354, with the amount of gold bullion determined based on the prevailing London Bullion Market Association AM gold price in U.S. dollars as of the time of settlement.

ITEM 5.2.	Disclosure of Restructuring Transactions

Not applicable.

ITEM 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7.	Omitted Information

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	Executive Officer

For further information, please contact:

Douglas McDonald, Executive Vice President

(604) 689-7644

info@almadenminerals.com

ITEM 9.	Date of Report

July 18, 2025

Safe Harbor Statement

Certain of the statements and information in this Material Change Report (“MCR”) constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this MCR relate to, among other things, the repayment of the Gold Loan.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant legal, regulatory, business, operational and economic uncertainties and contingencies, and such uncertainty generally increases with longer-term forecasts and outlook.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this MCR. Such risks and other factors include, among other, those factors discussed the section entitled “Risk Factors” in Almaden’s Annual Information Form and Almaden’s latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that our forward-looking statements or information will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements or information. Except as required by law, the Company does not assume any obligation to release publicly any revisions to on forward-looking statements or information contained in this MCR to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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